SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BAYCORP HOLDINGS, LTD.

(Name of Subject Company)

BAYCORP HOLDINGS, LTD.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

072728108

(CUSIP Number of Class of Securities)

FRANK W. GETMAN JR.

PRESIDENT & CHIEF EXECUTIVE OFFICER

BAYCORP HOLDINGS, LTD.

ONE NEW HAMPSHIRE AVENUE

SUITE 125

PORTSMOUTH, NH 03801

TELEPHONE: (603) 766-4990

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

RICHARD A. SAMUELS MCLANE, GRAF, RAULERSON & MIDDLETON, PROFESSIONAL ASSOCIATION 900 ELM STREET MANCHESTER, NH 03105 TELEPHONE: (603) 628-1470	M. DOUGLAS DUNN AND JOHN T. O’CONNOR MILBANK, TWEED, HADLEY & MCCLOY LLP ONE CHASE MANHATTAN PLAZA NEW YORK, NY 10005 TELEPHONE: (212) 530-5548

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 2 amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission on October 12, 2005 and amended on November 2, 2005, by BayCorp Holdings, Ltd., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Sloan Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation (“Sloan Group”), disclosed in a Tender Offer Statement on Schedule TO (“Schedule TO”) dated October 12, 2005 and amended on November 2 and 4, 2005, offering to purchase all of the issued and outstanding shares of common stock of the Company at a price of $14.19 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated October 12, 2005 and supplemented on November 4, 2005, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”). This Amendment is being filed to revise Item 4 and Item 9 of the Schedule 14D-9 in response to comments received from the SEC Staff by letter dated October 26, 2005. The information in the Schedule 14D-9 is hereby expressly incorporated in this Amendment by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board.

The Board of Directors of the Company (the “Board”), at a meeting held on May 17, 2005, formed a committee of independent directors (the “Special Committee”), comprised of Stanley I. Garnett, Alexander Ellis III and Thomas C. Leonard. The Board authorized the Special Committee to consider and negotiate the terms of any transaction proposed by Sloan Group. The Special Committee also was authorized to engage financial and legal advisors to obtain all relevant and material facts and information, to direct the activities of such legal advisors, to pursue such due diligence as the Special Committee deemed necessary, and to present recommendations to the full Board with respect to any such transaction.

As described below in Item 4(b), the Special Committee met numerous times with its legal advisors, Milbank, Tweed, Hadley & McCloy, LLP (“Milbank”) and with Jefferies & Company, Inc. (“Jefferies”), the financial advisor to the Special Committee.

After careful consideration, including a presentation by the Special Committee’s legal and financial advisors, the Special Committee, by the unanimous vote of all of its members, at a meeting on September 12, 2005: (i) has determined that it is fair to and in the best interests of the Company and its stockholders and (other than Purchaser, Sloan Group and their affiliates) to consummate the Offer and Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law; (ii) has approved and declared advisable the Offer, the Merger and the Merger Agreement; and (iii) recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Board, by unanimous vote and upon the unanimous recommendation of the Special Committee: (i) has determined that it is fair to and in the best interests of the Company and its stockholders (other than Purchaser, Sloan Group and their affiliates) to consummate the Offer and Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law; (ii) has approved, adopted and declared advisable the Offer, the Merger and the Merger Agreement; and (iii) recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The press release communicating the recommendation of the Board is filed as Exhibit (a)(5)(iii) hereto and is incorporated herein by this reference.

(b) Background of the Offer; Reasons for Recommendation; Considerations of the Board.

Background

In November 2002, the Company sold its interests in the Seabrook Nuclear Generating Facility, which at that time represented the majority of the Company’s assets. In the sale, the Company received cash consideration of approximately $112.6 million. At that time, the Board considered alternatives and decided to have the Company offer to repurchase from Company stockholders up to 8,500,000 Shares, representing approximately 91% of the Company’s outstanding Common Stock. The result of that offer to repurchase Shares, which was commenced in January 2003, was the repurchase of 8,673,887 of the then outstanding Shares, leaving only 646,874 remaining Shares outstanding. At that time, the Company believed that there would be potentially attractive investment opportunities in the energy sector. However, the strategic direction of the Company and the ability to pursue opportunities in the energy sector were highly dependent upon numerous factors, including the relatively small amount of cash remaining in the Company following its repurchase of Shares in March 2003 and its uncertain ability to raise additional capital through debt or equity financing.

During the ensuing two years, the Company retained its interest in HoustonStreet Exchange, Inc. and its long-term power contract with UNITIL Power Corporation (“UNITIL Power”), and it expanded its business with the acquisition of small hydroelectric generating facilities in Vermont and Maine. It also acquired the development rights to a proposed generating project in Nacogdoches County, Texas and then, in 2005, began participating in the exploration and drilling of gas and oil wells in that same area of Texas. However, for a variety of reasons, including the competitive market for large energy assets and the Company’s need to arrange financing for any large acquisition, the Company was not successful in its efforts to make larger acquisitions in the energy sector. During this period, the Company’s management approached and met with potential sources of capital including banks, hedge funds, and private equity sources which either declined to make a proposal or made proposals that were not sufficiently attractive to pursue. The result was that the Company has remained a very small public Company, with generally very low stock trading volumes (averaging 756 Shares per day in 2004 and 679 Shares per day during 2005, through September 12, the day prior to public announcement of the Offer) and limited liquidity for its Shares since March 2003. During the same period, federal legislation, most notably implementation of the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission rules, have substantially increased the costs to the Company of remaining a public company, with the prospect of such costs increasing substantially in the future. As a result of these and other factors, at numerous regular meetings of the Board during 2003, 2004, and 2005, the Board discussed whether it continues to be in the best interests of the Company and its stockholders to continue to be a public company.

In order to pursue the opportunities to participate in the oil and gas exploration and production business in Nacogdoches County, Texas, the Company required greater capital than its own limited cash resources. In the period from approximately November 2004 through March 2005, the Company’s management actively explored possible sources of additional capital, meeting with banks, hedge funds and private equity sources. During management’s investigation of potential funding sources, one of the Company’s stockholders identified Joseph Lewis to Company management as a potential source of capital for the Company. Based on the suggestion of the Company’s stockholder, management contacted Mr. Lewis and, following several telephone conferences between Mr. Lewis and the Company’s management, in March 2005, the Company’s Board of Directors approved the issuance of a $10.25 million senior secured convertible note to Sloan Group, the proceeds of which were used to fund the Company’s acquisition of hydroelectric generating facilities in Maine and investment in certain oil and gas exploration opportunities.

Following the investment of the initial $10.25 million borrowed from Sloan Group, Company management met with Mr. Lewis and his representatives on April 26, 2005 in Windermere, Florida to discuss the ongoing capital requirements of the Company. Following this meeting, the Company requested and Sloan Group agreed to loan the Company an additional $10 million under a new senior secured convertible note in May 2005 for the purpose of funding additional gas exploration and drilling activities, the result of which was the Second Note. See “Item 3, Past Contract, Transactions, Negotiations and Agreements; Other Agreements; Sloan Group Notes.”

In the course of its due diligence review of the Company in connection with determining whether it would engage in the First and Second Note financings, Sloan Group became aware of the Company’s business strategy, resources and the need to fund the oil and gas exploration activities, or lose the right to participate in new projects with Sonerra Resources. In April 2005, as a result of having considered the ongoing capital needs of the Company as a part of its due diligence review of the Company in connection with the First Note financing, Sloan Group proposed the possibility of a tender offer and merger as a means of satisfying the long term capital needs of the Company which, in the view of Sloan Group, could not recognize benefits of being a public company concomitant with the costs and which would operate more cost-effectively as a private company. As a result of this, Sloan Group expressed to Mr. Getman an interest in discussing a possible acquisition of the Company. In order to better understand the type of transaction that Sloan Group was interested in discussing, the Company requested and, on May 12, 2005, received from Sloan Group a proposed form of merger agreement and related ancillary documents, reflecting Sloan Group’s desire to engage in a tender offer for the Common Stock, but not reflecting a proposed price per share to be offered in such a transaction. The purpose of the request for a draft agreement was not to determine or change the structure of the proposed transaction but to allow the Board of Directors to evaluate whether the representations, warranties, terms and conditions of the tender offer and merger provided a reasonable basis for negotiation.

At the regularly scheduled meeting of the Board held on May 17, 2005, following discussion of the documents that had been received from Sloan Group, the Board determined for the reasons stated above (i.e., the Company’s lack of significant amounts of cash, inability to raise such cash from third parties, inability to make significant acquisitions to grow the Company, very limited liquidity for the Company’s Shares, and the significantly increased costs of remaining a public company), that it would be prudent to pursue discussions with Sloan Group at that time. In order to pursue the discussion further, at the same Board meeting, the Board of Directors appointed the Special Committee of the Board of Directors, as described in Item 4(a) above.

The Special Committee first met, by telephone, on May 31, 2005. Mr. Getman and Mr. Callendrello, directors who were not members of the Special Committee, were present for portions of the meeting. Mr. Getman described the background of Sloan Group’s involvement with the Company that led to the proposed transaction. He also reviewed the prospective costs to the Company if it was to continue to be a public company. The Special Committee received a presentation from Milbank addressing its capabilities to act as legal counsel to the Special Committee. The Special Committee determined that it would engage Milbank as special counsel to the Special Committee and designated Mr. Garnett as chairman of the Committee.

The Special Committee next met, by telephone, on June 1, 2005, at which meeting it received an update from Milbank on the draft transaction documents that had been received on May 12, 2005 from Sloan Group. Milbank also reviewed the role of investment bankers in transactions of the sort proposed and described the role and responsibilities of the Special Committee and the Board. The Special Committee discussed the retention of an investment banking firm. The Special Committee also discussed the Company’s past efforts to pursue a significant energy sector investment that would result in the Company’s public company status being a valuable asset and discussed the past efforts to secure outside financing that led to the Sloan Group financing.

The Special Committee next met, by telephone, on June 6, 2005. Mr. Garnett reported on discussions that he had since the June 1, 2005 Committee meeting with a representative of Sloan Group at which he was given a preliminary indication that the proposed transaction price would likely be in the vicinity of the conversion price of $14.04 per share under the First and Second Note. The Committee members discussed, among other topics, engagement of investment bankers to act as financial advisors to the Committee and authorized Mr. Garnett to negotiate the terms of the Committee’s engagement of Jefferies, which was ultimately engaged as the Special Committee’s financial advisor. At the following Special Committee meeting, held by telephone on June 23, 2005, Mr. Garnett reported on discussions with Sloan Group since the June 6 meeting. Representatives of Jefferies discussed their valuation process and the due diligence that they had performed. The Special Committee also received advice from Milbank, and the Committee directed Jefferies to contact Sloan Group for the purpose of requesting that Sloan Group make a formal acquisition proposal to the Company.

The Special Committee next met, by telephone, on July 22, 2005. A written term sheet outlining the terms of a proposed tender offer for all outstanding Common Stock at a price per share of $14.04 was received from Sloan on July 15, 2005. The Special Committee, together with Jefferies and Milbank discussed the terms and conditions reflected on the term sheet and in the draft transaction documents. The Committee also discussed the recent decline in the market price of the Company’s stock, the price at which Sloan would have a right to convert all or a portion of the First Note and Second Note, and the substantial negative change in value, due to rising natural gas and power prices, of the Company’s long-term power contract with UNITIL Power Corporation since 2003. The Special Committee was concerned that the decline in market price and the continued decline in the value of the long-term power contract could reduce the perceived value of the Company to a buyer, including Sloan Group, and could weaken the Company’s negotiating position. The Special Committee also recognized that the $14.04 First Note and Second Note conversion price, which was the product of arm’s length negotiation with Sloan Group, might be viewed by Sloan Group as a price per share above which it would be reluctant to pay, particularly against the backdrop of the declining market price of the Company’s Shares. The Committee voted to direct Jefferies to inform Sloan Group of the Committee’s request for a higher tender offer price from Sloan Group.

The Committee met again, by telephone, four days later, on July 26, at which meeting Jefferies reported that Sloan Group had indicated a willingness to increase the price per share in the tender offer to $14.19, but no higher. The Special Committee discussed alternatives available to the Company such as a sale to an unaffiliated third party or a significant financing transaction. The Special Committee determined, as discussed above, that these alternatives had previously been pursued by the Company and found to be not available on acceptable terms or at all. The Special Committee was also aware that the Board of Directors had discussed, at multiple meetings in the past, the costs and benefits of remaining a public company and the ability of the Company to “go private” by de-listing the Shares from trading on the American Stock Exchange and de-registering under the Securities Exchange Act and that doing so was likely to completely deprive the stockholders of any means of trading their Shares. The Special Committee did not consider any other forms of going private transactions as an alternative to the Sloan Group proposal. The Special Committee determined that the $14.19 price per share, subject to receipt from Jefferies of a satisfactory opinion on fairness, appeared to be within an acceptable range of prices and in the best interests of the Company and its stockholders, such that the Committee would accept the revised term sheet as a basis for proceeding with negotiation of definitive agreements. Although the Special Committee considered alternative transaction structures such as a forward merger, the Special Committee determined that a tender offer followed by a merger was an efficient structure from a timing standpoint, potentially allowing stockholders to receive consideration for their Shares in a more timely manner.

At meetings of the Special Committee, held by telephone, on August 2, August 10, August 17, August 25, August 30, and September 6, 2005, the Committee received and discussed updates from Jefferies and Milbank on the course of negotiation of definitive agreements and a variety of material agreement issues. At those meetings, the Committee also received updates on developments in the business of the Company from Mr. Getman and Mr. Callendrello.

On September 10 and 11, 2005, Mr. Getman met with Mr. Lewis and his representatives to discuss the terms of Mr. Getman’s and Mr. Callendrello’s employment arrangements with the Company, and following the Merger, possible opportunities for Messrs. Getman and Callendrello to purchase an equity interest in the Surviving Corporation. The final terms of Mr. Getman’s and Mr. Callendrello’s employment were agreed upon on September 11, 2005. No definitive agreements were reached with respect to the terms of any equity investment by, or any related loans to, Mr. Getman or Mr. Callendrello. Mr. Getman informed directors of the results of his meeting with Mr. Lewis, on the afternoon and evening of September 11 and at the Board meeting held the next morning.

The Special Committee and the full Board met in Boston on September 12, 2005, at which meeting the directors received updates from Milbank on the agreements that had been negotiated, the terms of the Getman and Callendrello employment agreements, the potential equity investment opportunities discussed with Messrs. Getman and Callendrello, and the resolution of issues that had been discussed at the prior Special Committee meetings. Jefferies made a detailed presentation of their financial analyses and fairness opinion. See “Opinion of Financial Advisor” below. The Special Committee and, in turn, the Board each voted unanimously to approve the Offer and to recommend it to stockholders, as described in Item 4(a) above.

The Special Committee and the Board also met on September 30, 2005, by telephone, to receive a report from Milbank and discuss the proposed amendments to the Merger Agreement necessitated by the Vermont Public Service Board’s authority to approve the transactions contemplated by the Merger Agreement. The Special Committee and, in turn, the Board unanimously approved the revisions to the Merger Agreement and approved and adopted the Amended and Restated Merger Agreement.

Opinion of Financial Advisor

General. Under a letter agreement dated June 14, 2005 (the “Engagement Letter”), the Special Committee engaged Jefferies to act as its financial advisor in connection with considering an acquisition by Purchaser and Sloan Group, including the transactions contemplated by the Merger Agreement. On September 12, 2005, Jefferies delivered to the Special Committee its oral opinion (subsequently confirmed in writing) that subject to the assumptions, limitations and qualifications set forth therein, as of September 12, 2005, the $14.19 per share in cash to be received by the holders of Shares (other than Sloan Group or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Opinion. THE FULL TEXT OF THE OPINION, DATED AS OF SEPTEMBER 12, 2005, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY JEFFERIES IN RENDERING ITS OPINION, IS SET FORTH IN FULL AS EXHIBIT (c)(1) TO THIS SCHEDULE 14D-9. JEFFERIES’ WRITTEN OPINION IS ADDRESSED TO THE SPECIAL COMMITTEE, IS INTENDED FOR ITS USE IN CONSIDERING THE OFFER AND MERGER AND ONLY ADDRESSES THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, AS OF SEPTEMBER 12, 2005, OF THE OFFER PRICE TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN SLOAN GROUP OR ITS AFFILIATES OR ANY AFFILIATES OF THE COMPANY) PURSUANT TO THE MERGER AGREEMENT. JEFFERIES’ WRITTEN OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER ITS SHARES OR ACT WITH RESPECT TO ANY OTHER MATTER. THE FOLLOWING IS ONLY A SUMMARY OF THE JEFFERIES OPINION. YOU ARE URGED TO READ THE ENTIRE OPINION.

In conducting its analysis and arriving at its opinion, Jefferies reviewed, among other things:

•	the draft Merger Agreement dated September 11, 2005, which, for purposes of its opinion, Jefferies assumed to be identical in all material respects to the document to be executed;

•	certain financial and other information about the Company that was publicly available;

•	information furnished to Jefferies by the Company’s management, including certain internal financial analyses, budgets, reports and other information;

•	the recent share trading price history of the Company;

•	the valuation of the Company implied by the Offer Price;

•	the valuations of publicly traded companies that Jefferies deemed comparable in certain respects to the Company;

•	the financial terms of selected acquisition transactions involving companies in lines of business that Jefferies deemed comparable in certain respects to the business of the Company; and

•	the premiums paid in selected acquisition transactions.

In addition, Jefferies also:

•	held discussions with various members of senior management of the Company concerning historical and current operations, financial conditions, liquidity, capital requirements and prospects, including recent financial performance;

•	prepared a discounted cash flow analysis of certain businesses of the Company on a stand-alone basis; and

•	conducted such other quantitative reviews, analyses and inquiries relating to the Company as Jefferies considered appropriate in rendering its opinion.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to Jefferies by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies’ opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects material to its analysis. Jefferies further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to Jefferies incomplete or misleading in any material respect. Jefferies analyses were based, among other things, on the financial projections for certain assets of the Company (the “Financial Projections”) furnished to Jefferies by senior management of the Company. With respect to the Financial Projections, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies expressed no opinion as to the Financial Projections or the assumptions on which they were based. In addition, in rendering its opinion, Jefferies assumed that the Financial Projections were reasonably prepared by management and reflected management’s best currently available estimates and good faith judgment of the future competitive, operating and regulatory environment and related financial performance of the Company, and that the Financial Projections and the assumptions derived therefrom provided a reasonable basis for its opinion. Although the Financial Projections did not form the principal basis for Jefferies’ opinion, but rather constituted one of many items that it employed, changes to the Financial Projections could affect Jefferies’ opinion.

In its review, with the exception of the appraisal commissioned by the Company and provided to Jefferies with respect to the Great Bay Hydro power plant and diesel engines (valuing the property as of April 2004), Jefferies did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did Jefferies conduct a comprehensive physical inspection of any of the assets of the Company, nor has Jefferies been furnished with any such evaluations or appraisals or reports of such physical inspections, nor does Jefferies assume any responsibility to obtain any such evaluations, appraisals or inspections. Jefferies’ opinion is based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of September 12, 2005. Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and assumed the correctness in all respects material to its analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Offer or the Merger to the Company or to any holder of Shares.

In rendering its opinion Jefferies also assumed that: (i) in all respects material to its analysis, the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof which would affect the amount or timing of receipt of the Offer Price; (ii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Merger Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Company or any of its subsidiaries or affiliates is a party; and (iii) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company were as set forth in the consolidated financial statements provided to Jefferies by the Company as of the respective dates of such financial statements.

Jefferies was not requested to and did not provide services other than in connection with the delivery of its opinion and certain general advisory services in connection with the Merger. Jefferies was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Consequently, Jefferies has assumed that the terms of the Offer and the Merger are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such the Offer and the Merger.

The following is a summary of the material financial analyses used by Jefferies in connection with providing its opinion to the Committee.

Transaction Overview

Based upon the Offer Price, assuming approximately 589,454 Shares of Company Common Stock outstanding (calculated using the treasury stock method and assuming the exercise of outstanding options on 70,358 Shares where the exercise price is less than the offer price of $14.19 per share), and approximately $14.7 million of net debt, the transaction implied a net Offer value of approximately $8.4 million and a transaction value of approximately $23.1 million.

Jefferies compared the Offer Price to the average daily closing prices for the Common Stock and noted the following implied offer premiums:

Implied Offer Premiums

Time Period ending September 6, 2005	Average Daily Closing Price of BayCorp Common Stock	Premium Implied by Offer Price
1 day	$9.90	43.3%
1 week	$12.03	18.0%
1 month	$12.30	15.4%
3 month	$13.84	2.5%
6 month	$12.70	11.7%

BayCorp Valuation

Historical Trading Analysis. Using publicly available information, Jefferies reviewed the share price trading history of the Company and made the following observations:

•	The Company’s equity is thinly traded, with the average daily trading volume over the prior 30 days and prior six months being 990 and 658 Shares, respectively, versus 571,364 total Shares outstanding;

•	Given the limited liquidity in the stock, above average trading volumes cause large positive and negative price swings; and

•	Given the unique nature of the Company’s assets, Jefferies was unable to identify any comparable companies sufficiently similar to the Company to facilitate a meaningful analysis.

Based on these observations, Jefferies did not compare the historical share price performance of the Company to a universe of comparable companies or broader stock market indices.

Asset Cost. This valuation analysis was based on the fact that the majority of the Company’s assets have been acquired or developed within the past 12 months, and the assumption that such asset values did not materially change from the cost of acquisition or development.

The following highlights the Company’s primary assets as advised by the Company’s management:

(i) Hydroelectric generating assets include: 4 megawatts (“MW”) hydroelectric generating facility in Newport, Vermont, and 4.3 MW hydroelectric generating facility in Benton, Maine with a Power Purchase Agreement (“PPA”) with Central Maine Power Corporation (“CMP”) for the entire output until December 2007;

(ii) Development rights for a 1,000 MW natural-gas fired generating facility in Nacogdoches County Texas;

(iii) Diesel engine generators totaling approximately 7 MW located in Newport, Vermont;

(iv) 9.06 MW PPA with UNITIL Power Corporation expiring October 2010 (the “UNITIL PPA”);

(v) Various oil and natural gas exploration and development assets (“E&P Assets”); and

(vi) 59.7% interest in HoustonStreet Exchange, Inc., an Internet-based independent crude oil and refined products exchange.

Jefferies based its valuation on the Company’s public filings and discussions with Company management. The valuation assumptions for each of the above assets, which correspond to the numbered items below, are as follows:

(i) A valuation of $2.1 million, based on the $2.128 million purchase price for the 4.3 MW Benton Falls generating facility (March 16, 2005) and a $10.00 purchase price for the 4 MW Great Bay Hydro generating facility (April 1, 2004) (an additional $3.5 million liability was assumed by the Company in connection with the acquisition of the Great Bay Hydro generating facility, which was subsequently offset by an equivalent amount of cash received from seller).

(ii) A valuation of $0.00, based on the $45,000 purchase price paid for the development rights to the proposed Nacogdoches power plant (October 19, 2004).

(iii) A valuation of $0.00, based on the appraisal completed by Mainstream Associates (valuing the property as of April 2004), which was provided to Jefferies by the Company and the purchase price of $10.00 for these facilities and the 4 MW Great Bay Hydro generating facilities.

(iv) A range of valuations from ($3.9) million to ($4.0) million, based on the expected spot prices discounted at 9.6% and 10.6% via the weighted average cost of capital (“WACC”).

(v) A valuation of $26.3 million, based on the balance as per the June 30, 2005 10-Q balance sheet, adjusted for additional investments that the Company had made or was contractually obligated to make subsequent to June 30, 2005 in addition to well write-offs and depletion that had occurred up to and including June 30, 2005.

(vi) A range of valuations from $0.6 million to $1.2 million, based on a recently received informal offer of 1.0x to 2.0x revenue, as original cost is not meaningful given a significant recapitalization that has occurred since original investment.

This analysis indicated a range of implied values per share of Company Common Stock of approximately $14.32 to $14.55. The analysis assumes that if the implied price per share exceeds the $14.04 strike price for the First and Second Notes (reflecting the then outstanding borrowings under such notes of $20.2 million) then the convertible notes will convert into equity.

The implied values of five of the seven assets of the Company analyzed exhibited no variation; that is, the low value and the high value were identical. The implied values of two of the seven assets—the Unitil PPA expiring in October 2010 and the Company’s 59.7% interest in HoustonStreet—exhibited some variation, as follows: The valuations attributable to the Unitil PPA, which were negative, varied by $100,000 due to the range of discount rates (9.6% to 10.6%) used in the discounted cash flow analysis of the asset. The valuations attributable to the Company’s interest in HoustonStreet varied by $600,000, reflecting the terms of a recently received informal offer for the asset, which specified a price ranging from 1.0 to 2.0 times revenue. These figures were used in lieu of original cost because a significant recapitalization of HoustonStreet had occurred since the Company’s investment was made.

Equity value under the Asset Cost Analysis ranges from a low of $25.7 million to a high of $29.2 million, in part because the First and Second Notes convert at a strike price of $14.04, which is below the range of implied equity values per share in this analysis.

Discounted Cash Flow Analysis. Jefferies prepared a discounted cash flow (“DCF”) analysis, on certain of the assets of the Company, to estimate the present value of the free cash flows using management’s Financial Projections. The Financial Projections that were used by Jefferies are set forth below:

Hydroelectric Generating Assets

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Benton Falls (1)
EBITDA (2)	$64.3	$484.5	$504.2	$525.3	$494.0	$461.8	$485.1	$499.6	$513.7	$526.7	$542.6	$558.7	$574.2	$588.6	$606.2
Less: Capital Expenditures (2)	17.5	30.0	30.8	31.5	32.3	33.1	33.9	34.8	35.7	36.6	37.5	38.4	39.4	40.3	41.4
Less: Depreciation and Amortization	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
EBIT	46.7	454.3	473.3	493.7	461.6	428.6	451.0	464.7	477.9	490.0	505.1	520.2	534.7	548.1	564.7
Less: Taxes (40%)	18.7	181.7	189.3	197.5	184.6	171.4	180.4	185.9	191.2	196.0	202.0	208.1	213.9	219.3	225.9
EBI	28.0	272.6	284.0	296.2	277.0	257.2	270.6	278.8	286.8	294.0	303.0	312.1	320.8	328.9	338.8
Add: Depreciation and Amortization	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Less: Change in Working Capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total Free Cash Flow	$28.1	$272.8	$284.1	$296.3	$277.1	$257.3	$270.7	$278.9	$286.8	$294.1	$303.1	$312.2	$320.9	$329.0	$338.9

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Benton Falls (1)
EBITDA (2)	$623.9	$641.0	$656.9	$676.3	$695.8	$714.8	$732.3	$753.7	$775.3	$796.2	$815.5	$839.1	$862.9	$886.0	$162.6
Less: Capital Expenditures (2)	42.4	43.4	44.5	45.6	46.8	48.0	49.2	50.4	51.6	52.9	54.3	55.6	57.0	58.4	—
Less: Depreciation and Amortization	0.1	0.1	0.1	0.1	0.1	0.0	—	—	—	—	—	—	—	—	—
EBIT	581.4	597.5	612.2	630.5	648.9	666.8	683.1	703.3	723.6	743.2	761.2	783.5	805.9	827.6	162.6
Less: Taxes (40%)	232.6	239.0	244.9	252.2	259.6	266.7	273.2	281.3	289.4	297.3	304.5	313.4	322.4	331.0	65.1
EBI	348.8	358.5	367.3	378.3	389.4	400.1	409.9	422.0	434.2	445.9	456.7	470.1	483.6	496.5	97.6
Add: Depreciation and Amortization	0.1	0.1	0.1	0.1	0.1	0.1	0.0	—	—	—	—	—	—	—	—
Less: Change in Working Capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total Free Cash Flow	$348.9	$358.6	$367.4	$378.4	$389.5	$400.1	$409.9	$422.0	$434.2	$445.9	$456.7	$470.1	$483.6	$496.5	$97.6

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Great Bay Hydro (1)
EBITDA (2)	$273.7	$967.8	$843.7	$794.3	$757.0	$719.4	$654.8	$671.2	$687.7	$703.8	$722.8	$740.8	$759.0	$776.8	$797.9
Less: Capital Expenditures (2)	29.2	50.0	51.3	52.5	53.8	55.2	56.6	58.0	59.4	60.9	62.4	64.0	65.6	67.2	68.9
Less: Depreciation and Amortization (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
EBIT	244.5	917.8	792.5	741.8	703.2	664.2	598.3	613.2	628.2	642.9	660.4	676.8	693.4	709.6	728.9
Less: Taxes (40%)	97.8	367.1	317.0	296.7	281.3	265.7	239.3	245.3	251.3	257.1	264.2	270.7	277.4	283.8	291.6
EBI	146.7	550.7	475.5	445.1	421.9	398.5	359.0	367.9	376.9	385.7	396.2	406.1	416.1	425.8	437.4
Add: Depreciation and Amortization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Less: Change in Working Capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total Free Cash Flow	$146.7	$550.7	$475.5	$445.1	$421.9	$398.5	$359.0	$367.9	$376.9	$385.7	$396.2	$406.1	$416.1	$425.8	$437.4

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Great Bay Hydro (1)
EBITDA (2)	$817.8	$837.8	$857.5	$880.7	$902.7	$924.8	$946.5	$972.1	$996.4	$1,020.8	$1,044.8	$1,073.0	$1,099.8	$1,126.8	$1,153.2
Less: Capital Expenditures (2)	70.6	72.4	74.2	76.1	78.0	79.9	81.9	84.0	86.1	88.2	90.4	92.7	95.0	97.4	99.8
Less: Depreciation and Amortization (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
EBIT	747.1	765.4	783.3	804.6	824.7	844.9	864.6	888.1	910.3	932.6	954.3	980.3	1,004.8	1,029.4	1,053.4
Less: Taxes (40%)	298.8	306.2	313.3	321.8	329.9	338.0	345.8	355.3	364.1	373.0	381.7	392.1	401.9	411.8	421.4
EBI	448.3	459.3	470.0	482.8	494.8	506.9	518.7	532.9	546.2	559.6	572.6	588.2	602.9	617.6	632.0
Add: Depreciation and Amortization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Less: Change in Working Capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total Free Cash Flow	$448.3	$459.3	$470.0	$482.8	$494.8	$506.9	$518.7	$532.9	$546.2	$559.6	$572.6	$588.2	$602.9	$617.6	$632.0

[1]	Projections were utilized from 2005 to 2034 for Benton Falls and from 2005 to 2043 for Great Bay Hydro. 2005 cash flows are for period from July 1, 2005 to December 31, 2005.
[2]	Based on management’s estimates and treated as maintenance capital expenditures (fully expensed in year incurred). No depreciation on Great Bay Hydro given nominal $10 purchase price. One-time capital expenditures in 2005 for both Benton Falls and Great Bay Hydro to meet licensing standards were excluded to avoid double counting (already accounted for as a liability in net debt reduction).

	2035	2036	2037	2038	2039	2040	2041	2042	2043
Great Bay Hydro (1)
EBITDA (2)	$1,184.4	$1,214.0	$1,243.8	$1,272.9	$1,307.4	$1,340.0	$1,373.6	$1,407.9	$1,189.3
Less: Capital Expenditures (2)	102.3	104.9	107.5	110.2	112.9	115.8	118.7	121.6	103.9
Less: Depreciation and Amortization (3)	—	—	—	—	—	—	—	—	—
EBIT	1,082.1	1,109.1	1,136.3	1,162.7	1,194.4	1,224.2	1,254.9	1,286.3	1,085.4
Less: Taxes (40%)	432.8	443.6	454.5	465.1	477.8	489.7	502.0	514.5	434.2
EBI	649.3	665.5	681.8	697.6	716.7	734.5	752.9	771.8	651.2
Add: Depreciation and Amortization	—	—	—	—	—	—	—	—	—
Less: Change in Working Capital	—	—	—	—	—	—	—	—	—

Total Free Cash Flow	$649.3	$665.5	$681.8	$697.6	$716.7	$734.5	$752.9	$771.8	$651.2

Oil and Gas Exploration and Production Assets

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
EBITDA by Well (3) (4)
Round Mountain	$605.2	$824.7	$528.0	$372.8	$252.8	$169.0	$93.9	$76.1	$83.4	$77.8	$64.5	$59.7	$55.0	$50.5
Wicked Wolf	715.3	1,014.4	663.0	477.1	331.8	227.0	132.6	105.9	126.5	121.7	109.7	111.1	120.6	121.0
Painted Horse	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Whirlwind	769.6	1,125.4	639.6	488.1	384.3	363.0	209.6	209.0	248.1	201.3	171.9	164.3	156.1	146.3
Looking Glass	1,075.3	1,350.8	786.1	589.7	436.6	389.4	197.5	183.9	184.3	201.3	171.9	164.3	156.1	146.3
Thunderchief	689.2	1,404.4	806.2	600.2	442.7	393.9	217.3	185.4	185.7	201.3	171.9	164.3	156.1	146.3
Night Spirit	739.4	1,532.5	849.2	621.8	455.0	402.7	256.4	188.5	216.5	201.3	171.9	164.3	156.1	146.3
Sunstone Wells	508.5	545.0	427.4	355.9	275.9	205.6	129.0	118.0	155.2	153.4	136.3	128.5	120.3	112.8
Silver Wings	73.4	104.4	69.2	54.6	40.8	36.7	33.7	31.4	34.8	30.1	25.7	24.2	22.6	21.2
Screaming Eagle	(0.7)	(1.5)	(1.5)	(1.4)	(1.4)	(1.4)	(1.4)	(1.4)	—	—	—	—	—	—
Less: Corporate Overhead	125.0	127.5	130.1	132.7	135.3	138.0	140.8	143.6	146.5	149.4	152.4	155.4	158.5	161.7

EBITDA	$5,050.3	$7,772.7	$4,637.0	$3,426.1	$2,483.3	$2,047.8	$1,127.8	$953.2	$1,087.9	$1,038.8	$871.3	$825.2	$784.5	$728.8

Less: Depreciation and Depletion (4)	$1,739.1	$2,581.0	$1,848.5	$1,491.2	$1,241.7	$1,023.9	$563.9	$476.6	$543.9	$519.4	$435.7	$412.6	$392.2	$364.4
EBIT	3,311.2	5,191.7	2,788.5	1,934.9	1,241.7	1,023.9	563.9	476.6	543.9	519.4	435.7	412.6	392.2	364.4
Less: Taxes (40%)	(1,324.5)	(2,076.7)	(1,115.4)	(773.9)	(496.7)	(409.6)	(225.6)	(190.6)	(217.6)	(207.8)	(174.3)	(165.0)	(156.9)	(145.8)
EBI	1,986.7	3,115.0	1,673.1	1,160.9	745.0	614.3	338.3	286.0	326.4	311.6	261.4	247.6	235.3	218.6
Add: Depreciation and Depletion (4)	1,739.1	2,581.0	1,848.5	1,491.2	1,241.7	1,023.9	563.9	476.6	543.9	519.4	435.7	412.6	392.2	364.4
Less: Capital Expenditures	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Less: Change in Working Capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Free Cash Flow	$3,725.8	$5,696.0	$3,521.6	$2,652.1	$1,986.7	$1,638.2	$902.2	$762.5	$870.3	$831.0	$697.1	$660.2	$627.6	$583.0

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2017	2018
EBITDA by Well (3) (4)
Round Mountain	$45.4	$39.4	$33.8	$28.4	$23.4	$18.7	$14.2	$9.9	$5.9	$2.0	$—	$—	$55.0	$50.5
Wicked Wolf	120.8	116.7	115.4	109.7	99.0	89.3	79.5	70.7	62.4	54.8	47.2	40.3	120.6	121.0
Painted Horse	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Whirlwind	146.4	133.8	121.1	109.7	99.0	89.3	79.5	70.7	62.4	54.8	47.2	40.3	156.1	146.3
Looking Glass	146.4	133.8	121.1	109.7	99.0	89.3	79.5	70.7	62.4	54.8	47.2	40.3	156.1	146.3
Thunderchief	146.4	133.8	121.1	109.7	99.0	89.3	79.5	70.7	62.4	54.8	47.2	40.3	156.1	146.3
Night Spirit	146.4	133.8	121.1	109.7	99.0	89.3	79.5	70.7	62.4	54.8	47.2	40.3	156.1	146.3
Sunstone Wells	104.2	94.4	84.7	75.8	67.6	60.0	54.7	45.5	39.1	34.2	29.2	24.7	120.3	112.8
Silver Wings	19.6	17.7	15.8	14.1	12.5	11.0	9.5	8.2	6.9	5.8	4.6	3.5	22.6	21.2
Screaming Eagle	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Less: Corporate Overhead	164.9	168.2	171.6	175.0	178.5	182.1	185.7	189.5	193.2	197.1	201.1	205.1	158.5	161.7

EBITDA	$710.8	$635.3	$562.6	$491.8	$419.8	$354.0	$290.2	$227.6	$170.6	$119.1	$69.0	$24.9	$784.5	$728.8

Less: Depreciation and Depletion (4)	$355.4	$317.6	$281.3	$245.9	$209.9	$177.0	$145.1	$113.8	$85.3	$59.5	$34.5	$12.4	$392.2	$364.4
EBIT	355.4	317.6	281.3	245.9	209.9	177.0	145.1	113.8	85.3	59.5	34.5	12.4	392.2	364.4
Less: Taxes (40%)	(142.2)	(127.1)	(112.5)	(98.4)	(84.0)	(70.8)	(58.0)	(45.5)	(34.1)	(23.8)	(13.8)	(5.0)	(156.9)	(145.8)
EBI	213.2	190.6	168.8	147.5	125.9	106.2	87.1	68.3	51.2	35.7	20.7	7.5	235.3	218.6
Add: Depreciation and Depletion (4)	355.4	317.6	281.3	245.9	209.9	177.0	145.1	113.8	85.3	59.5	34.5	12.4	392.2	364.4
Less: Capital Expenditures	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Less: Change in Working Capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Free Cash Flow	$568.6	$508.2	$450.0	$393.4	$335.9	$283.2	$232.2	$182.1	$136.5	$95.3	$55.2	$19.9	$627.6	$583.0

Free cash flows were defined as fully taxed earnings before interest and taxes plus depreciation and depletion less capital expenditures and plus or minus investment in working capital. The projections were extended until the end of the useful lives of the

[3]	Projections were utilized from 2005 to 2030. 2005 cash flows are for period July 1, 2005 to December 31, 2005. Once corporate overhead exceeds the EBITDA from the wells, it is assumed that the wells would be shut down.
[4]	Based on management’s estimates. Depreciation and depletion is based on management’s estimates, but do not account for depreciaton and depletion prior to July 2005. No more than 50% of each period’s EBITDA can be used for depreciation and depletion.

assets and thus no terminal value was assumed. The following details certain assumptions of the Jefferies DCF analysis by each asset listed above, which correspond to the numbered items below:

(i) The DCF analysis for the hydroelectric assets utilized projections from 2005 to 2034 for the Benton Falls generating facility and from 2005 to 2043 for the Great Bay Hydro generating facility with 2005 cash flows being for the period from July 1, 2005 to December 31, 2005. Jefferies used discount rates ranging from 9.6% to 10.6%.

(ii) Projections were not provided; valuation is based on same methodology Jefferies used under the Asset Cost analysis, discussed above.

(iii) Projections were not provided; valuation is based on same methodology Jefferies used under the Asset Cost analysis.

(iv) The DCF analysis for the Unitil PPA contract utilized monthly projections from July 2005 to October 2010. The projections were based on management’s estimates and the Unitil PPA contract. Jefferies used discount rates ranging from 9.6% to 10.6%.

(v) The DCF analysis for the oil and gas E&P Assets utilized projections from 2005 to 2030 with 2005 cash flows being for the period from July 1, 2005 to December 31, 2005. 3D Seismic Data and Lease Valuation is based on management’s estimates representing the Company’s 90% interest in these assets and an estimated valuation for these assets as provided by the Company’s independent engineer. Jefferies used discount rates ranging from 12.4% to 13.1%.

(vi) Projections were not provided; valuation is based on same methodology Jefferies used under the Asset Cost analysis.

This analysis indicated a range of implied values per share of Company Common Stock of approximately $11.02 to $13.42. The analysis assumes that if the implied price per share exceeds the $14.04 strike price for the First and Second Notes (reflecting the then outstanding borrowings under such notes of $20.2 million) then the convertible notes will convert into equity.

A discounted cash flow analysis values a company as the sum of (a) its unlevered free cash flows, before financing costs, over a forecast period and (b) the company’s terminal or residual value at the end of the forecast period. A discounted cash flow analysis of the Company’s diesel generating assets, East Texas permit, and 59.7% interest in HoustonStreet could not be performed because no projections were provided by the Company. The implied values for the hydroelectric assets (Benton Falls and Great Bay Hydro) and the Unitil PPA varied by $300,000, $500,000, and $100,000 respectively, because of the range from 9.6% to 10.6% in the discount rate assumed for purposes of the analysis. The implied values for the Company’s oil and gas exploration and production assets ranged from $19.1 million to $19.5 million, because of the range from 12.4% to 13.1% in the discount rate assumed for purposes of the analysis of these assets.

Equity value under the Discounted Cash Flow Analysis ranges from $6.3 to $7.9 million, in part because this analysis yields an implied price below $14.04 per share, and the First and Second Notes are accordingly assumed not to convert to equity. Accordingly, the debt would remain outstanding, reducing the equity value per share.

Sum of the Parts Analysis. This methodology values certain assets of the Company based on a review of available precedent transactions that Jefferies viewed as comparable to the relevant asset. Jefferies was unable to identify any comparable transactions for the E&P Assets due to these assets operating at a different point in the maturity cycle and possessing a lower cash profile than available precedent transactions. Jefferies was able to identify comparable transactions for the hydroelectric generating assets; however, comparisons of these precedents are of limited value because the only metric available is $/KW, which is a multiple of the plant’s capacity and does not capture differences in a plant’s location, operating cost, or water flow. The following details certain assumptions of the Jefferies sum of the parts analysis by each asset listed above, which correspond to the numbered items below:

(i) Using publicly available information, Jefferies examined the following twelve transactions in the hydroelectric industry. The transactions are asset purchase transactions for hydroelectric power generating facilities. In this regard they were comparable to that element of the Merger transaction that relates to the transfer of an interest in hydroelectric power generating assets. No criterion was applied by Jefferies in choosing the companies referred to in this analysis, other than that they purchased and sold hydroelectric power generating assets. The transactions considered and the month and year each transaction was announced were as follows:

Buyer	Seller	Month and Year Announced

BayCorp	Benton Falls Associates	March 2005

Brascan	Delta Power Company	January 2005

TransCanada	USGen New England	September 2004

Brascan	Reliant Energy	May 2004

Investor Group	PPL Corp.	October 2003

Brascan	Hafslund ASA	September 2003

Boralex Inc.	Black Hills Power	July 2003

Holyoke Gas & Electric Department	Holyoke Water Power Company	June 2001

Northbrook Energy LLC	Niagara Mohawk	July 1999

Northeast Generation Co.	Connecticut Light & Power	July 1999

Orion Power	Niagara Mohawk	December 1998

First Energy	GPU	November 1998

Using publicly available estimates for each of these transactions, Jefferies reviewed the transaction value as a multiple of the acquisition price to kilowatt (KW).

The analysis indicated the following:

	Selected Precedent Transaction Multiples
Benchmark	Low	High	Mean	Median
Price ($/ KW)	$388.9	$2,325.0	$1,029.6	$796.9

(ii) No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the Asset Cost methodology.

(iii) No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the Asset Cost methodology.

(iv) No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the DCF analysis.

(v) No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the DCF analysis.

(vi) No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the Asset Cost methodology.

This analysis indicated a range of implied values per share of Company Common Stock of approximately $8.79 to $11.56. The analysis assumes that if the implied price per share exceeds the $14.04 strike price for the First and Second Notes (reflecting the then outstanding borrowings under such notes of $20.2 million) then the convertible notes will convert into equity.

A sum of the parts analysis values a company’s various assets independently. The values of the assets are then added together. In Jefferies’ Sum of the Parts Analysis of the Company, four of the seven assets – the diesel generating assets, the East Texas permit, the Unitil PPA, and the Company’s 59.7% interest in HoustonStreet – exhibited the same range of implied values as under the Asset Cost Analysis, for the same reasons noted in the discussion of that analysis above. The range of implied values for the oil and gas exploration and production assets was the same as under the Discounted Cash Flow Analysis, for the same reasons as noted in the discussion of that analysis above. The implied values of the Benton Falls and Great Bay Hydro assets ranged from $3.0 to $3.4 million and from $2.8 to $3.2 million, respectively, because of the ranges derived from analysis of comparable precedent transactions for hydroelectric assets. Based on its review of these precedent transactions, Jefferies determined to use a range of $700 to $800 per kilowatt of installed hydroelectric generating capacity in its analysis, and that range produced the range in implied value of these assets.

Equity value under the Sum of the Parts ranges from $6.3 to $7.9 million, in part because this analysis yields an implied price below $14.04 per share, and the First and Second Notes are accordingly assumed not to convert to equity. Accordingly, the debt would remain outstanding, reducing the equity value per share.

Premiums Paid Analysis. In a premiums paid analysis, a business is valued by analyzing premiums paid in selected merger and acquisition transactions. Using publicly available information, Jefferies analyzed the premiums offered in public merger and acquisition transactions, where an existing majority owner acquired the remaining outstanding shares of the target company for transactions announced between February 28, 1997 and January 27, 2005. For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s share price for the one day period prior to the transaction’s announcement and the target company’s average share price for the one week and one month periods prior to the transaction’s announcement. This analysis indicated the following:

Premiums Paid Analysis Premium (Discount)

Benchmark/ Time Period	Low	High	Mean	Median
M&A Transactions
1 day	(10.0)%	117.4%	23.2%	15.7%
1 week	(13.9)%	100.0%	25.2%	19.7%
1 month	(13.9)%	90.5%	26.5%	23.5%

Using a reference range based on +/- 3.0% of the median, a premium of 13.8% to 19.8% over the target company’s share price for the one day period prior to the transaction’s announcement, a premium of 16.7% to 22.7% over the target company’s average share price for the one week period prior to the transaction’s announcement, and a premium of 20.5% to 26.5% over the target company’s average price for the one month period prior to the transaction’s announcement, and the closing prices per share of Common Stock for the relevant periods of $9.90, $12.03 and $12.30, respectively, this analysis indicated a range of implied prices per share of Common Stock of $11.27 to $15.55.

Range of Implied Values. Jefferies found that the range of implied values under the Asset Cost Analysis was between $14.32 and $14.55 per share, under the Discounted

Cash Flow Analysis, between $11.02 and $13.42 per share, under the Sum of the Parts Analysis between $8.79 and $11.56 per share, and under the Premiums Paid Analysis between $11.27 and $15.55 per share. Accordingly, the offer price of $14.19 per share is below the range of values implied under the Asset Cost Analysis, above the range of values implied under the Discounted Cash Flow Analysis and the Sum of the Parts Analysis, and within the range of values implied under the Premiums Paid Analysis.

Based upon and subject to the foregoing qualifications and limitations and those set forth below, Jefferies was of the opinion that, as of September 12, 2005, the $14.19 per share in cash to be received by the holders of Shares (other than Sloan Group or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Jefferies’ opinion and financial analyses were not the only factors considered by the Special Committee and the Board of Directors in making their evaluation of the Offer and Merger and should not be viewed as determinative of the views of the Special Committee, the Board of Directors or the Company’s management. See “Special Factors—Section 2” of the Offer to Purchase.

The opinion of Jefferies was not intended to and does not constitute a recommendation as to how any holder of the Shares should vote or act on any matter related to the Offer, the Merger or any other transaction contemplated by the Merger Agreement (including without limitation whether or not such holder should tender such holder’s Shares in the Offer).

Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. The Special Committee selected Jefferies based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm.

The preparation of a fairness opinion is a complex process involving determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the opinion of Jefferies. In arriving at its opinion, Jefferies considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it; rather, Jefferies made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. Certain Jefferies analyses are based upon forecasts of future results and are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The foregoing summary does not purport to be a complete description of the analyses performed by Jefferies. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. No company or transaction reviewed in the above analysis is identical to the Company or the transactions contemplated by the Merger Agreement. In evaluating the transactions contemplated by the Merger Agreement, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the Company’s control. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

The Jefferies opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the transactions contemplated by the Merger Agreement or the terms of the Merger Agreement or the documents referred to therein.

Jefferies acted as financial advisor to the Special Committee and received a fee of $350,000 from the Company upon delivery of its opinion. The fees payable to Jefferies are not contingent upon the successful completion of the Offer or the Merger. Jefferies will also be reimbursed for its reasonable and customary expenses, and it and related parties will be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection therewith. Jefferies was not requested to provide, or to identify potential sources of, financing to the Company or to explore strategic alternatives. Except as set forth in the preceding sentence, no limitations were imposed on Jefferies by the Special Committee with respect to the investigations made or procedures followed by it in rendering its opinion.

Jefferies and its affiliates in the past provided a fairness opinion to the Company in connection with the sale of the Company’s interest in the Seabrook Nuclear Generating Facility, and are currently providing, or in the future may provide, investment banking, financial and advisory services to the Company, Sloan Group or their affiliates unrelated to the proposed Offer and Merger, for which services they have received, or expect to receive, compensation.

In the ordinary course of their businesses, Jefferies and its affiliates may publish research reports regarding the securities of the Company and its affiliates or affiliates of Sloan Group, may actively trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

Considerations of the Board.

In unanimously deciding to approve the Merger Agreement and recommend the Offer and the Merger, as set forth above under “Recommendation of the Board,” the Special Committee considered the information set forth under “Background of the Transaction” above, as well as other information including the following:

Company Operating and Financial Condition. The Special Committee took into account the current and historical financial condition, liquidity and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which the Company’s businesses operate, including the effects of rising energy costs. The Company considered the adverse effects of rising energy costs on the value of the Company’s contract with UNITIL Power and on the Company’s financial condition, net worth and performance in 2005, as well as on the limited sources available to fund the Company’s oil and gas exploration and production efforts. The Special Committee believed the Offer Price to be attractive in light of the Company’s current financial performance, profitability and growth prospects and current and expected general economic and industry conditions which, generally, the Special Committee believed could very likely result in the market price of the Shares remaining at a level below the Offer Price.

Financial Terms/Premium to Market Price. The Special Committee considered the relationship of the Offer Price and the Merger Consideration to the historical and projected market prices of the Shares. The Offer Price represents a significant premium of approximately 45% over the closing price per Share of $9.76 on September 12, 2005, the day before the public announcement of the Offer and a small premium to the $14.04 conversion price of the First Note and Second Note held by Sloan Group. The chart below provides a comparison of the three prices

	Offer Price	Conversion Price	Market Price (AMEX)
Price ($)	14.19	14.04	9.76
Premium over Market Price 9/12/05 (%)	45	44
Premium over Conversion Price (%)	1.1

The chart below illustrates the historical market price for the previous five years of BayCorp common stock. In general, the offer price is higher than the historical market price of BayCorp common stock over 1-, 3- and 5-year periods preceding the announcement of the tender offer.

Likely Effect on the Company and Market Prices of the Shares if the Offer is Rejected or is Withdrawn. The Special Committee also considered the possible impact on the Company and on the market price of the Shares in the short term and the long term in the event that the Offer were to be withdrawn or rejected. The Special Committee concluded that the Company would either default in repayment of the First and Second Notes or have to raise capital from external sources on terms, if available, that would likely result in substantial dilution to existing stockholders and, in turn, result in a significant decline in the market value of the Shares to a level substantially below the Offer Price.

Discussions with Sloan Group and Purchaser. The Special Committee believes that, after extensive negotiations by and on behalf of the Special Committee with Sloan Group, the Company has obtained the highest price per share that Sloan Group is willing to pay. The Special Committee took into account the fact that the terms of the Offer were determined through extensive arm’s-length negotiations between Sloan Group on the one hand, and the Special Committee and its financial and legal advisors on the other hand, and the judgment of the Special Committee that, based upon the negotiations that had transpired, a price higher than $14.19 per share could not likely be obtained and that further negotiations with Sloan Group could cause Sloan Group to abandon the transaction.

Lack of Strategic Alternatives. The Special Committee also considered the fact that the Company has been unable to acquire and to finance the acquisition of any significant energy sector assets since the 2002 sale of its interest in the Seabrook Nuclear Generating Facility. The Special Committee also concluded that an acquisition of the Company by, or other strategic transaction with, a third party was unlikely in light of the fact that no such transaction could be effected without Sloan Group’s support due to the First and Second Notes held by Sloan Group which, if converted, would result in ownership by the Sloan Group of approximately 73% of the Company’s outstanding Shares. The Special Committee believed that to the extent that the success of the Company and appreciation of the market price for the Shares depended upon the occurrence of such a significant transaction, such a transaction was unlikely to occur without Sloan Group’s support, and, therefore, the Offer was the best available alternative.

Need for Additional Funds for Oil and Gas Exploration. A subsidiary of the Company, Nacogdoches Gas, LLC, has entered into an agreement with Sonerra Resources Corporation pursuant to which Nacogdoches Gas may invest in certain oil and gas exploration activities. Pursuant to this agreement, Sonerra may, from time to time, make funding requests of Nacogdoches Gas. In the event that Nacogdoches Gas elects not to fund the request, Nacogdoches Gas will lose its right to participate in future optional exploration activities with Sonerra Resources. A more detailed description of the Sonerra relationship is set forth in the Offer to Purchase at “The Tender Offer—Section 7.” The Board of Directors and the Special Committee was aware that additional funding requests from Sonerra were soon likely and that Nacogdoches Gas and the Company did not have sufficient available capital or liquidity to meet these funding requests. Additionally, the Special Committee was aware that the Company had a limited ability to incur additional debt other than from Sloan Group. Accordingly, the Special Committee believed that the Offer was preferable, from the stockholders’ perspective, to the Company failing to obtain such funding and the likely resulting negative impact on the Company’s continuing operations.

Jefferies Fairness Opinion. The Special Committee considered the presentation by Jefferies and its oral opinion, subsequently confirmed in writing, that as of September 12, 2005, based upon and subject to certain important assumptions, limitations and qualifications, the Offer Price to be received by holders of Shares (other than Sloan Group or its affiliates or any affiliates of the Company) was fair from a financial point of view to such holders. A copy of the opinion rendered by Jefferies and the assumptions made by Jefferies in arriving at its opinion is included as Annex B to this Statement. Stockholders are urged to read the opinion in its entirety.

Absence of a Breakup Fee. The Special Committee considered the fact that under the Merger Agreement, if the Board of Directors concludes that its fiduciary duties to stockholders require a change in its recommendation, no “break up” or “topping” fee is required to be paid to the Purchaser (although the Company will be obligated to reimburse Sloan Group for Sloan Group’s reasonable out-of-pocket expenses). The Special Committee believed that in this respect, the Offer was structured more favorably to the Company than many transactions, in which offerors demand and are accorded break-up fees.

Timing of Completion of the Offer and Merger. The Special Committee considered the anticipated timing of consummation of the transactions contemplated by the Offer and Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares for cash, followed by the Merger in which remaining stockholders will receive the same cash consideration as received by stockholders who tender their Shares in the Offer. In these respects, the Special Committee viewed the Offer to be an efficient and reasonably prompt route to the stockholders obtaining a favorable price while ensuring equal treatment of stockholders during and following the Offer.

Form of the Consideration; Taxable Transaction. The Special Committee considered the form of consideration to be paid to holders of Shares in the Offer and Merger. The Special Committee was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to holders for federal income tax purposes. The Special Committee was aware that a currently taxable transaction may not be as beneficial to stockholders as a transaction structured so as to defer gain, but also understood that a tax-deferred transaction could have not been entered with Sloan Group, where Sloan Group’s express objective was to reduce the number of stockholders in a going-private transaction. Further, providing non-cash consideration to Company stockholders in the form of shares in a private company would have been illiquid and not, in the Special Committee’s view, have been preferable to the Offer.

Limited Trading of the Shares. The Special Committee also considered the fact that there are currently few public stockholders of the Company and limited trading in the Shares, such that it is often not possible for a stockholder to sell Shares or to sell a material number of Shares without driving down the market price. Thus, the Offer was viewed to be a positive way to enable stockholders to realize an attractive cash price for their Shares.

Limited Conditions to Consummation. The Special Committee considered the fact that the obligation of Sloan Group and Purchaser to consummate the Offer and Merger is subject to a limited number of conditions, with no financing condition. Moreover, the Special Committee concluded that Sloan Group and Purchaser have the financial resources to consummate the Offer and Merger expeditiously, thus making consummation more likely and reducing the risk to public stockholders that the Offer and Merger could not be completed.

Appraisal Rights. The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under Delaware Law, as described under “Special Factors—Section 5” of the Offer to Purchase. Thus, dissenting stockholders have remedies to obtain compensation for their Shares upon the consummation of the Merger should they view the Offer Price to be less than fair value.

Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of Mr. Getman and Mr. Callendrello, directors and executive officers of the Company who have entered into employment agreements that become effective upon consummation of the Merger and to whom Sloan Group has indicated that it expects to grant the opportunity to purchase common stock representing approximately 8.9% and 2.4%, respectively, in the Surviving Corporation for $14.19 in cash per share of the Surviving Corporation (which is based on the per share price in the Offer). Sloan Group anticipates that an estimated 80% of the purchase price of such shares that would be paid by Messrs. Getman and Callendrello would be funded from the proceeds of loans from Sloan Group or its affiliates that would accrue interest at the variable prime rate of interest. No definitive agreements have been reached with respect to the terms of any equity investment by, or any related loans to, Mr. Getman or Mr. Callendrello. The Special Committee, after considering the Offer and related transactions, including the employment of and investment offered to, Messrs. Getman and Callendrello, concluded that, the Offer is fair to and in the best interests of the Company and its stockholders and unanimously recommended that the Board of Directors approve the Merger Agreement, the Merger, and recommend that the Company’s stockholders tender their Shares pursuant to the Offer.

Procedural Fairness. The Special Committee believes that the Offer is procedurally fair because of the following procedures in which the Special Committee engaged in an effort to ensure that the Offer Price was the product of a full negotiation, that the Offer was determined by independent experts to be fair to stockholders, from a financial point of view, and that the Offer and Merger could not be modified in a manner detrimental to stockholders:

•	the Offer was the result of extensive arm’s-length discussions between representatives of the Special Committee (comprised of the independent directors of the Company who were advised by independent legal counsel and independent financial advisors) and the Sloan Group and Purchaser;

•	the Offer Price was found by Jefferies, financial advisor to the Special Committee, as of September 12, 2005, and subject to important assumptions, limitations and qualifications set forth in their opinion, to be fair, from a financial point of view, to the holders of Shares of Common Stock (other than Sloan Group, Purchaser and their affiliates); and

•	Purchaser may not, without the prior consent of the Company, amend or modify certain key terms of the Offer, including certain conditions to the Offer.

In reaching its determinations referred to above, the Board of Directors considered the following factors, each of which, in the view of the Board of Directors, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee; and (iii) the fact that the offer price and the terms and conditions of the Merger Agreement were the result of extensive arm’s-length negotiations between the Special Committee and Purchaser and Sloan Group.

The members of the Board of Directors evaluated the Offer and Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of its legal advisors.

The Board of Directors believes that the Offer is procedurally fair because:

•	the Special Committee consisted of independent directors appointed to represent the interests of the Company’s stockholders other than Purchaser and Sloan Group and their affiliates;

•	the Special Committee retained and was advised by its own independent legal counsel;

•	the Special Committee retained and was advised by Jefferies, as its independent financial advisor; and

•	the other factors described above relied upon by the Special Committee in determining the Offer is procedurally fair.

The Special Committee specifically adopted the analysis of Jefferies and the Board of Directors, Mr. Getman and Mr. Callendrello specifically adopted the analysis of the Special Committee.

The Board of Directors (and, as noted above, the Special Committee) recognized that the Merger is not structured to require the approval of at least a majority of the stockholders of the Company other than Purchaser, Sloan Group and their affiliates.

The Special Committee and the Board of Directors also recognized that, while consummation of the Offer and Merger will result in all stockholders (other than Purchaser, Sloan Group and their affiliates) being entitled to receive $14.19 in cash for each of their Shares, it will eliminate the opportunity for current stockholders (other than Purchaser, Sloan Group and their affiliates and, in the event that they purchase an equity interest in the Surviving Corporation, Messrs. Getman and Callendrello) to participate in the benefit of increases, if any, in the value of business of the Company following the Merger. Nevertheless, the Special Committee and the Board of Directors concluded that this fact did not justify the Company’s current stockholders foregoing the receipt of the immediate cash premium represented by the Offer Price.

The Special Committee was not aware of any other offers for the merger or sale of the Company, the sale or transfer of all or any substantial part of the Company’s assets or any purchase of the Company’s securities that would result in a third party purchaser obtaining control of the Company. The Special Committee also concluded that any such transaction was unlikely in light of the fact that no such transaction could be effected without Sloan Group’s support due to the First Note and the Second Note held by Sloan Group which, if converted, would result in ownership by the Sloan Group of approximately 73% of the Company’s outstanding Shares, at a price of $14.04, compared to the Offer Price of $14.19 per Share.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Offer and Merger to the Company’s public stockholders, and the complexity of these matters, neither the Special Committee nor the Board of Directors found it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, neither the Special Committee nor the Board of Directors have undertaken to make any specific determination to assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board of Directors.

Recommendation of the Board. In light of the factors described above, the Board, by unanimous vote and upon the unanimous recommendation of the Special Committee: (i) has determined that it is fair to and in the best interests of the Company and its stockholders (other than Purchaser, Sloan Group and their affiliates) to consummate the Offer and Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law; (ii) has approved, adopted and declared advisable the Offer, the Merger and the Merger Agreement; and (iii) recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(c) Intent to Tender

To the best knowledge of the Company, each of the executive officers and directors who are stockholders currently intend to tender their Shares of Common Stock held of record or beneficially for purchase pursuant to the Offer. In addition, Messrs. Getman and Callendrello have entered into the Stockholder Support Agreement, described above in Item 3 of this Statement, pursuant to which they have agreed to tender and sell all of their Shares of Common Stock (61,305 and 12,280 Shares, respectively, representing an aggregate of approximately 12.9% of the outstanding Common Stock) pursuant to and in accordance with the terms of the Offer.

Item 9. Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase, dated October 12, 2005 (incorporated by reference to Exhibit a(1)(i) to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on October 12, 2005).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(vii)	Letter to Stockholders, dated October 12, 2005.*

(a)(1)(viii)	First Supplement to the Offer to Purchase, dated November 4, 2005 (incorporated by reference to Exhibit (a)(1)(vii) to Amendment No. 2 to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on November 4, 2005 (“Amendment No. 2 to the Schedule TO”).

(a)(5)(i)	Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated September 13, 2005 (incorporated by reference to Exhibit 99.1 under cover of the Schedule 14D-9-C filed by the Company with the Securities and Exchange Commission on September 13, 2005).

(a)(5)(ii)	Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated September 27, 2005 (incorporated by reference to Exhibit 99.1 under cover of the Schedule 14D-9-C filed by the Company with the Securities and Exchange Commission on September 27, 2005).

(a)(5)(iii)	Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated October 12, 2005.*

(a)(5)(iv)	Text of Joint Press Release of Sloan Group and the Company, dated November 2, 2005.*

(c)(1)	Revised Opinion of Jefferies & Company, Inc. (incorporated by reference to Exhibit (c)(1) to Amendment No. 2 to the Schedule TO).

(c)(2)	Materials supporting opinion of Jefferies & Company, Inc. to the Special Committee of the Board of Directors of BayCorp (incorporated by reference to Exhibit (c)(2) to Amendment No. 2 to the Schedule TO).

(e)(1)	Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, among Sloan Group, Purchaser and the Company (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on October 6, 2005).

(e)(2)	Stockholder Support Agreement, dated as of September 13, 2005, by and among Sloan Group, Purchaser, Frank W. Getman Jr. and Anthony M. Callendrello (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).

(e)(3)	Employment Agreement, dated September 13, 2005, between Frank W. Getman Jr. and the Company (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).

(e)(4)	Employment Agreement, dated September 13, 2005, between Anthony M. Callendrello and the Company (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAYCORP HOLDINGS, LTD.

By:	/s/ Frank W. Getman Jr.
Name:	Frank W. Getman Jr.
Title:	President & CEO

Date: November 4, 2005